Royal Style Design, Inc.
2561 Forsythe Road, Unit D
Orlando, FL 32807

February  9, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Royal Style Design, Inc.
SEC Comment Letter dated February 5, 2009
Amendment No. 1 to Registration Statement on Form 10
Filed January 23, 2009
File No. 000-53524

Dear Sir/Madam:

We are submitting herein the responses of Royal Style Design, Inc. (the “Company”) to the comments set forth in your comment letter dated February 5, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an Amendment No. 2 to its Form 10 (the “Amended Form 10”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2007 and Period from July 7, 2006 (Date of Inception) to December 31, 2006

1.	Clarification as to Date of Inception. In the Amended Form 10 the date of inception (July 7, 2006) has been clarified as requested by this comment.

Liquidity and Capital Resources, page 10

2.	Outstanding Balance of Loan for Trucks. The date of the outstanding balance of the loans for the trucks has been changed to December 31, 2007, as per this comment.

Audited Financial Statements

Statement of Stockholders’ Equity (Deficiency) page F1-4

3.
SFAS 154 Disclosures. The financial statements have been revised to include a footnote disclosing the restatement of the prior period financial statements, the effect on earnings, and a description of the restatement. The auditors’ report has also been revised to reflect the restatement.

Statements of Cash Flows, page F1-5

4.	SFAS 95. The statement of cash flows has been revised properly to reflect the non-cash investing and financing activities.

Note 2. Property and Equipment, page F1-9

5.	Classification of Vehicles. The misclassification of the office equipment line has been revised.

Note 4, Common Stock, page F1-11

6.	Consulting Stock. The issuance of stock for consulting services footnote has been revised properly to reflect the fair value of the consideration received.

Unaudited Financial Statements

General

7.	Unaudited Financial Statements. The unaudited financial statements in the Amended Form 10 have been revised as appropriate to address comments with regard to the audited statements.

The undersigned, Nikolay Lobachev, the Principal Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

ROYAL STYLE DESIGN, INC.

By: /s/ Nikolay Lobachev
Nikolay Lobachev
Chief Executive Officer